Filed Pursuant to Rule 433
Registration Statement No. 333-271881

Jefferies Financial Group Inc.
Market Linked Notes
Market Linked Notes—Upside Participation to a Cap and Principal Return at Maturity Notes Linked to an Index Basket due October 4, 2029 Term Sheet to Preliminary Pricing Supplement dated March 4, 2026
Summary of Terms
Issuer:	Jefferies Financial Group Inc.
Market Measure:
A basket (the “Basket”) comprised of the following equally-weighted basket components, with the return of each basket component having the weighting noted parenthetically: the EURO STOXX 50® Index (50.00%); and the S&P 500® Index (50.00%); (each, a “Basket component” and together, the “Basket Components”).

Pricing Date*:	March 30, 2026
Issue Date*:	April 2, 2026
Principal Amount and Original Offering Price:	$1,000 per note
Maturity Payment Amount (per note):
•     if the ending level is greater than the starting level:
$1,000 plus the lesser of: (i) $1,000 × basket return × upside participation rate; and (ii) the maximum return; or
•     if the ending level is less than or equal to the starting level:
$1,000

Stated Maturity Date*:	October 4, 2029
Starting Level:	100.00
Ending Level:	The product of (i) 100 and (ii) an amount equal to 1 plus the sum of: (A) 50.00% of the component return of the EURO STOXX 50® Index; and (B) 50.00% of the component return of the S&P 500® Index
Maximum Return:	At least 23.00% of the principal amount per note, to be determined on the pricing date
Upside Participation Rate:	100%
Basket Return:	(ending level – starting level) / starting level
Component Return:	(final component level - initial component level) / initial component level
Initial Component Level:	The closing level of a Basket Component on the pricing date
Final Component Level:	The closing level of a Basket Component on the calculation day
Calculation Day*:	October 1, 2029
Calculation Agent:	Jefferies Financial Services Inc. (“JFSI”), a wholly owned subsidiary of Jefferies Financial Group Inc.
Denominations:	$1,000 and any integral multiple of $1,000
Agent Discount**:
Up to 3.325%; dealers, including those using the trade name Wells Fargo Advisors (“WFA”), may receive a selling concession of up to 2.25% and WFS may pay 0.075% of the agent’s discount to WFA as a distribution expense fee

CUSIP:	47233YUT0
Material Tax Consequences:	See the preliminary pricing supplement.
*subject to change
** In addition, selected dealers may receive a fee of up to 0.20% for marketing and other services
Hypothetical Payout Profile***
***assumes a maximum return equal to the lowest possible maximum return that may be determined on the pricing date.
If the ending level is less than the starting level, you will not receive any positive return on the notes.
We estimate that the value of each note on the pricing date will be approximately $954.90, or within $30.00 of that estimate.  See “Estimated Value of the Notes” in the accompanying preliminary pricing supplement for more information.
Preliminary Pricing Supplement: https://www.sec.gov/Archives/edgar/data/96223/000114036126007859/e
f20066439_424b2.htm

The notes have complex features and investing in the notes involves risks not associated with an investment in conventional debt securities.  See “Selected Risk Considerations” in this term sheet and the accompanying preliminary pricing supplement and “Risk Factors” in the accompanying product supplement.
This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.
Investors should carefully review the accompanying preliminary pricing supplement, product supplement, prospectus supplement and prospectus before making a decision to invest in the notes.
NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Selected Risk Considerations
The risks set forth below are discussed in detail in the “Selected Risk Considerations” section in the accompanying preliminary pricing supplement and the “Risk Factors” section in the accompanying product supplement. Please review those risk disclosures carefully.

•	You May Not Receive Any Positive Return On The Notes.
•	No Periodic Interest Will Be Paid On The Notes.
•	Your Return Will Be Limited To The Maximum Return And May Be Lower Than The Return On A Direct Investment In The Basket Components.
•	Changes in the Level of the Basket Components May Offset Each Other
•	Your Notes Will Be Treated as Debt Instruments Subject to Special Rules Governing Contingent Payment Debt Instruments for U.S. Federal Income Tax Purposes.
•	The Stated Maturity Date May Be Postponed If The Calculation Day Is Postponed.
•	The Notes Are Subject To Our Credit Risk.
•	The Estimated Value Of The Notes On The Pricing Date, Based On Jefferies LLC Proprietary Pricing Models At That Time And Our Internal Funding Rate, Will Be Less Than The Original Offering Price.
•	The Estimated Value Of The Notes Was Determined For Us By Our Subsidiary Using Proprietary Pricing Models.
•	The Estimated Value Of The Notes Would Be Lower If It Were Calculated Based On Our Secondary Market Rate.
•	The Estimated Value Of The Notes Is Not An Indication Of The Price, If Any, At Which Jefferies LLC Or Any Other Person May Be Willing To Buy The Notes From You In The Secondary Market.
•	The Value Of The Notes Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•	The Notes Will Not Be Listed On Any Securities Exchange And The Issuer Does Not Expect A Trading Market For The Notes To Develop.
•
The Maturity Payment Amount Will Depend Upon The Performance Of The Basket And Therefore The Notes Are Subject To The Risks Associated With The Basket, As Discussed In The Accompanying Pricing Supplement and Product Supplement.

•	An Investment In The Notes Is Subject To Risks Associated With Investing In Non-U.S. Companies.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Are Potentially Adverse To Your Interests.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents that the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Jefferies LLC.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.